FILED BY OCEANFIRST FINANCIAL CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CAPE BANCORP, INC.

COMMISSION FILE NO. 001-33934

On January 6, 2016, Ocean First Financial Corp. hosted a conference call regarding its previously announced proposed merger with Cape Bancorp, Inc. (the “Transaction”). A transcript of such call is set forth herein.

Forward-Looking Statements

This report contains forward-looking statements. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Cape assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Cape anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Cape’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Cape’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, OceanFirst’s and Cape’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this report or in any documents, OceanFirst and Cape claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving OceanFirst and Cape. This material is not a solicitation of any vote or approval of OceanFirst’s or Cape’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Cape may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Cape are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Cape and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Cape’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Cape. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Jill Apito Hewitt, Senior Vice President and Investor Relations Officer.

Participants in the Solicitation

OceanFirst, Cape and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Cape’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 27, 2015. Information about the directors and executive officers of Cape and their ownership of Cape’s common stock is set forth in the proxy statement for Cape’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 24, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s and Cape’s shareholders in connection with the proposed Transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

CORPORATE PARTICIPANTS

Jill Hewitt - OceanFirst Financial Corporation—SVP and IR Officer

Christopher Maher - OceanFirst Financial Corporation—CEO

CONFERENCE CALL PARTICIPANTS

Matthew Breese - Piper Jaffray—Analyst

Carlos Velasquez - FIG Partners—Analyst

Travis Lan - Keefe, Bruyette & Woods, Inc.—Analyst

Dennis O’Hara - NW Sign Industries—Analyst

PRESENTATION

Operator

Good morning, and welcome to the OceanFirst Financial Corporation investor conference call.

(Operator Instructions)

Please note: This event is being recorded.

I’d now like to turn the conference over to Jill Hewitt, Investor Relations Officer. Please go ahead.

Jill Hewitt - OceanFirst Financial Corporation—SVP and IR Officer

Thank you, Zilda. Good morning, and thank you all for joining us this morning. I’m Jill Hewitt, Senior Vice President and Investor Relations Officer, and we will begin this morning’s call with a forward-looking statement disclosure.

I want to remind you that many of our remarks today contain forward-looking statements based on current expectations. Please refer to slide 2 of our investor presentation and other public filings, including the risk factors in our 10-K, where you will find factors that could cause actual results to differ materially from those forward-looking statements.

Thank you. And now I will turn the call over to our host, Chief Executive Officer Christopher Maher.

Christopher Maher - OceanFirst Financial Corporation—CEO

Thank you, Jill. Good morning, and thank you for taking the time to join the conference call regarding OceanFirst Financial Corp.’s agreement to acquire Cape Bancorp. This morning I’m joined by Mike Fitzpatrick, Chief Financial Officer; Joe Lebel, Chief Lending Officer; and Joe Iantosca, Chief Administrative Officer.

During the call, I’ll be referring to a slide presentation that we made available this morning, and that is also being made available via webcast. Our prepared comments will walk through the transaction and also provide some color to frame the strategic opportunity we believe this transaction represents. Following our prepared comments, Mike, Joe, Joe and I would be happy to take questions. As Jill Hewitt has already alerted you of the required legal disclosures, I’ll jump through the first couple of slides.

Beginning with slide 4—transaction strategic rationale. The combination is a market extension transaction that provides the distribution network throughout southern New Jersey, westward to the Philadelphia exurbs, and creates the largest community bank headquartered in central and southern New Jersey.

It provides for materially improved operating scale, which I will discuss when we get to the pro forma efficiency ratio. It expands OceanFirst’s existing core deposit franchise by providing $1.3 billion of deposits at an attractive cost.

As we considered this transaction, the ability to acquire a well-structured, favorably priced funding base was one of our most influential considerations. We believe that the deposit portfolio will become even more valuable over time as funding incremental commercial loan growth in a changing interest rate environment is one of our highest strategic priorities.

The financial metrics demonstrate a disciplined approach with double-digit earnings accretion in the first full year of operations, modest tangible book value dilution, and a very reasonable earn-back period calculated at 3.5 years in the crossover method and 4.4 years using the simple method. Additionally, the financial model did not include revenue synergies, in order to provide a clear and transparent view of the structural value of the combined Company.

While revenue synergies have not been included in the earn-back calculation, we expect to derive several benefits by extending OceanFirst products and services, such as improved debit card capabilities, trust services, and even residential lending to the Cape Bank customer base. In all three areas, OceanFirst products will meaningfully enhance Cape’s current offerings. Finally, the credit mark of 2.2% is a conservative allocation that takes into full consideration that some areas in the Cape geography have historically experienced well-known economic challenges.

Moving on to slide 5—transaction summary. Consideration in aggregate is $208.1 million, with a fixed cash component of $2.25 and a fixed exchange ratio of 0.6375 OceanFirst shares to be issued for each Cape Bank share.

Valuation multiples are conservative, falling in the low end of comparable deals. The 4.9% core deposit premium is particularly attractive when considering we will be acquiring $1.3 billion worth of deposits with a 30-basis-point cost of funds at a point where monetary policy appears biased towards [tightening].

Transaction assumptions are also conservative, with cost reductions representing just 33% of Cape’s non-interest expense base. We plan to operate all of Cape’s existing branches post closing, as this is a market extension transaction, and a transaction in which a high value was placed on deposits.

As we operate the franchise post closing, we will evaluate the potential for additional efficiencies that could be created by extending OceanFirst’s retail delivery technology to the Cape branch network. Again, these potential efficiencies, which will be dependent upon market acceptance of emerging retail technologies, are not factored into the cost saves, and would only enhance the value of the Franchise going forward.

The loan credit mark of 2.2% covers the entire loan portfolio and includes a roll forward of the purchase accounting credit mark Cape placed on their Colonial Bank transaction in 2015. Capital levels are projected to be above 8% at closing and would climb back to the 8.5% to 9% range over the first 18 months following closing, as we use internally generated capital to build the capital ratio over time. The use of internally generated capital will not impede organic growth plans, as earnings are expected to be able to comfortably support asset growth, building the capital ratio, and a consistent and conservative policy towards dividends.

The Company plans to maintain a stock repurchase plan. However, it would be rational to expect us to be less active in repurchases, as we will prioritize the support of organic asset growth and a methodical building of capital levels in the first few quarters following closing.

Finally, we are pleased to be welcoming Michael Devlin to the OceanFirst Board. Michael is a deeply experienced community banker with strong geographic knowledge and important local relationships. His skill, experience, and local knowledge will enhance the OceanFirst Board.

Closing is subject to regulatory and shareholder approvals, so determining a precise closing timeline can be problematic. However, we expect that closing this summer is reasonably achievable.

Now moving to slide 6—the overview of Cape Bancorp. When looking at this opportunity, we were favorably impressed with two relatively recent developments in the Cape franchise. First, the buildout of commercial lending capabilities has mirrored OceanFirst’s focus over the last 2 to 3 years.

Cape has built a team of experienced commercial lenders that include a focus on Philadelphia metropolitan area lending. This has resulted in a favorable balance sheet mix shift and a meaningful shift in geographic exposure, as demonstrated by a loan portfolio with 56% of its exposure in western New Jersey and the Philadelphia metropolitan area.

Additionally, Cape’s acquisition of Colonial Bank in 2015 delivers a core deposit franchise with a 100-year history in the market. We looked at Colonial a few years back and found the deposit franchise very attractive, but the geography was too far and isolated from our existing franchise, and credit quality required serious attention. Cape’s acquisition of, and subsequent resolution of, the credit issues resolved both of those concerns and will deliver value to the combined Company.

Finally, we conducted a significant review of the deposit portfolio to ensure that the deposits would remain valuable in a rising rate environment. To give you some comfort regarding the deposit franchise, it is very mature, given Cape’s 90-plus year history and Colonial’s 100-plus year history, and the fact that the acquired branches have an average age of over 50 years.

Deposit pricing is highly consistent with OceanFirst practices. 70% of the deposit accounts have been open for more than three years. And a mapping exercise confirmed that the vast majority of deposits are held by customers who live in close proximity to a Cape branch.

Now let’s move to slide 7—the pro forma branch footprint. As you can tell from the conversation thus far, we place a high value on core deposit funding and believe that, over time, the quality and scale of our core deposit portfolio will be a meaningful driver of Franchise value. This slide illustrates our expanded footprint, and also how the pro forma franchise compares to other banks headquartered in New Jersey. This is important, as the pro forma Company will rank fifth among New Jersey banks in total deposits and market share. However, that’s only part of the story.

Not only will we represent a large concentration of deposits, but those deposits will have a highly favorable cost profile, placing OceanFirst in a rare class that has both deposit scale and a cost of deposits of under 30 basis points. The pro forma Company will also have the lowest loan-to-deposit ratio of the top 10 banks headquartered in New Jersey — again, given our Franchise growth capacity and distinct scarcity value at a time where monetary policy suggests deposits could be much more valuable in future periods.

Moving to slide 8—the attractive deposit composition. I’m not going to walk you through these figures, which are provided for reference, but I would focus on the pro forma deposit portfolio which will be 58% checking, 83% transaction accounts, and have a cost of funds of just 27 basis points.

I’d also like to make one other point on this slide. We define our deposit market as being the seven counties listed; and in addition, consider Mercer County, where we have been operating a commercial loan production office since this time last year, to be our primary markets going forward.

Central and southern New Jersey are often overshadowed by the more densely populated and sometimes hyperactive markets of New York, northern New Jersey, and Philadelphia. While those markets are robust in many ways, the overshadowing has resulted in an underappreciation of the eight-county market we intend to operate within.

Our eight-county market has a 2012 estimated population of 3.2 million people and over $97 billion of FDIC-reported deposits. To put that in perspective, our eight-county defined market, which excludes northern New Jersey and the New York/Philadelphia markets, is roughly on par with the entire state of Connecticut, which has a population of 3.5 million and $98 billion worth of FDIC-reported deposits.

Further, OceanFirst has long prospered by being the big fish in the smaller pond—by operating in markets that allow our business model to be uniquely understood and valued in our communities. So, we recognize the economic challenges that have historically faced the Atlantic City, Camden and Trenton markets, but also see an opportunity to fill an important strategic position by being the dominant community bank in a surprisingly deep and reasonably diverse market.

Now on to slide 9—the pro forma loan composition. A few quick points on this slide: First, both companies have been independently focused on building the commercial lending franchise. You will also see that these loan portfolios are largely driven by direct relationship lending. Multi-family lending and construction development lending, both of which are receiving heightened regulatory scrutiny, would be just 2.9% and 4.1% of the pro forma Company’s loan portfolio.

Now on to slide 10—the advantages of size and scale. This slide illustrates a few key points that underscore the advantage of scale in the community banking sector. As regulatory compliance and general risk management requirements place more and more pressure on the expense base, those players without scale will struggle to compete.

Improved operating scale and profitability, which can be best demonstrated by a pro forma 53% efficiency ratio, should translate into improved valuations. The pro forma Company, based on the current valuation, would be valued less than peer institutions on both a price to tangible book value and a price to earnings basis, creating an opportunity for multiple expansion to improve total shareholder return over the coming years.

Now to slide 11—pro forma Franchise potential. This slide builds on the prior slide, and illustrates that improved profitability could allow the pro forma Company to deliver earnings at a level to compare favorably to the peer group.

On to slide 12—comprehensive due diligence and the credit mark. In any transaction, it’s critical to assess many risk areas; and this transaction required an additional focus on credit quality, especially in light of some of the press regarding Atlantic City over the past few years. These charts clearly demonstrate that Cape has done an excellent job in improving credit quality in their portfolio. We found that to be true in the key performance measurement trends like NPAs and NPLs, but also confirmed that fact by conducting extensive file reviews on over 65% of the commercial credit portfolio.

We believe the gross credit mark is conservative, as viewed in relation to recent credit performance, and it represents a very strong multiple of both NPAs and Cape’s existing loan loss reserve. There’s an important footnote here that Cape’s stated loan loss reserve did not include the purchase accounting credit mark on the acquisition they made in 2015, which does amplify this number somewhat.

On to slide 13—the financial and capital impact. As previously discussed, the transaction results in some tangible book value dilution, but we believe the strategic advantages and the relatively short earn-back period justify taking a modest amount of dilution. Regulatory capital ratios are projected to meet the definition of well capitalized, and will be just over 8% at closing, and then will be managed back into a range of 8.5% to 9% over the following 6 to 8 quarters, all based on internal capital generation with no requirement to raise additional common equity.

On to slide 14—favorable transaction pricing. This slide illustrates our view that the transaction is well priced and compares favorably to other deals, with a favorable PE multiple and just about best-in-class multiples on price to tangible book value and price to core deposit premium.

In summary, before we head into the question period, I would just say that we believe the strategic value of this opportunity is based upon: first, the long-term Franchise value of $1.3 billion of deposits with a cost of funds of 30 basis points that will be acquired at a 4.9% core deposit premium; two, the operating scale providing the position for the Company to meaningfully improve earnings performance going forward; and three, the increased scarcity value of the Franchise, as the pro forma Company will possess a well-structured, top five deposit base in a market where many players are facing loan-to-deposit ratio challenges. The strategic value delivered in all three of those areas is further supported by a conservatively priced acquisition with favorable earn-back dynamics.

This concludes my formal comments. At this point, I’ll turn it back over to Jill for questions.

Jill Hewitt - OceanFirst Financial Corporation—SVP and IR Officer

Thank you, Chris. As Chris mentioned, we have several of our executives here available to answer your questions. Zilda, if you could provide all of the people on the phone—these questions will be able to be taken from people who have called in — if you can provide them with the instructions on how to submit their questions, that would be great.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Our first question comes from Matthew Breese with Piper Jaffrey.

Matthew Breese - Piper Jaffrey-Analyst

Good morning, everybody. Just the first question on the expense saves, the targeted 33% cost saves. Chris, can you give us an idea of how that will play out over time, when you expect to realize the full cost saves, and then following that when you expect the systems conversion to occur?

Christopher Maher - OceanFirst Financial Corporation—CEO

Based on the timeline we have worked so far, we anticipate, if we were to close in the summer, that some time in the fall we would conduct the systems conversion. So, within 2016 we will finish the integration if everything goes as scheduled. That would allow for a 40% realization of the expense saves in 2016 and then we would go into 2017 with all those disciplines in place.

Matthew Breese - Piper Jaffrey-Analyst Right. So, full realization in 2017?

Christopher Maher - OceanFirst Financial Corporation—CEO Correct.

Matthew Breese - Piper Jaffrey-Analyst

And then with no branches being closed, what are the primary items driving the 33% cost saves?

Christopher Maher - OceanFirst Financial Corporation—CEO

Obviously there are a couple that come up in every deal. Like your information technology save is a material number. Obviously we’ve got some overlap in personnel in a few areas. But then I would also point to things like they have a Defined Benefit Pension Plan that we’ll be able to mark at closing, so that was a pretty significant number, as well, the ESOP. So, it comes from a bunch of different areas but there’s a number of very large numbers in there.

Matthew Breese - Piper Jaffrey-Analyst

Understood, okay. And then OceanFirst recently, over the past three or four quarters, has really started to post some really nice commercial loan growth figures and some total loan growth figures. With the larger balance sheet, how do you feel about your ability to continue to grow loans at that pace? And if you could reference either like a growth percentage number or an absolute dollar figure, that would be helpful.

Christopher Maher - OceanFirst Financial Corporation – CEO

Sure. I think we have to be realistic that as we move into these new markets that the growth dynamics may be a little different based on different parts of the market. I’m comfortable that we can continue the organic growth that we’ve shown in our core market. I think we can continue to show organic growth in our new markets, particularly when we consider the opportunity to expand into the Philadelphia market which is very deep market.

That being said, I think we will probably be a little bit more modest growth rate than we’ve experienced in the last few quarters, on a percentage basis. So, I think there is growth potential in both our existing footprint and in the new footprint but it may just be a little bit slower than we’ve experienced in our entire footprint.

Matthew Breese - Piper Jaffrey-Analyst

Right. And was this a negotiated transaction or did it go through an auction-based process?

Christopher Maher - OceanFirst Financial Corporation—CEO This was a negotiated transaction.

Matthew Breese - Piper Jaffrey-Analyst

That’s all I had for now. I’ll hop back into the queue, thank you.

Operator

(Operator Instructions)

Our next question comes from Carlos Velasquez with FIG Partners.

Carlos Velasquez - FIG Partners—Analyst

Yes, good morning. This is Carlos Velasquez with FIG Partners standing in for David Bishop. I first have a couple of questions. Congrats on the deal, by the way. It just seems like a good deal. It was too good to pass up.

First question, this acquisition, does it affect your efforts about expanding into the Mercer County market? Do you see that being affected in the near future?

Christopher Maher - OceanFirst Financial Corporation—CEO

No, I would say that we’ve been very pleased with the progress we’ve made in Mercer County over the past year. That commercial loan production office was open just about a year now. I’m very pleased with both the quality of the relationships we’ve been able to put on there and the depth of that market. We will continue to focus on that. That will be a separate commercial lending team than we will have deployed in these markets so there’s no reason why one would affect the other.

Carlos Velasquez - FIG Partners—Analyst

Great, thanks. And just one last question — I think you mentioned you expect this deal to close this year, but as far as further M&A activity, are you going to sit on the sidelines for a bit and let this be fully integrated or do you see yourself hopping back into further activity later in the year?

Christopher Maher - OceanFirst Financial Corporation—CEO

I would start by saying that we’re reasonably conservative folks so we try and think through things carefully and not react too quickly. That being said, we’re also a company that likes to take advantage of opportunities. We expect this process will unfold in a reasonably straightforward manner.

I don’t think it would prevent us at looking at opportunities that came up. But I’d also say that we will be pretty highly focused on two things—continuing to develop our organic growth strategy outside this acquisition, executing this acquisition well. And while we have our eyes open it would have to be a compelling opportunity to consider us to come back off the sidelines in 2016.

Carlos Velasquez - FIG Partners—Analyst

All right, great, thanks. Again, congrats on the deal, guys. That’s all I have.

Operator

The next question comes from Travis Lan with KBW.

Travis Lan - Keefe, Bruyette & Woods, Inc.—Analyst

Yes, thanks, good morning, everyone. Chris, can you talk a little bit more about Cape’s lending infrastructure? If I look back I know the loans have been pretty flat for a few years with growth for the last year due to an acquisition — a portfolio acquisition. What does this say or maybe how do you feel about the real origination capacity that Cape brings to the table?

Christopher Maher - OceanFirst Financial Corporation—CEO

I think that you have to look at that a number of different ways. I think, first, to put things in context, Cape made, I think, a smart decision a couple years ago to exit the origination market in residential. One of the by-products of that is they’ve had a little bit of pressure on the total loan portfolio as the residential loan portfolio has rolled off.

They’ve done a nice job of putting on incremental capacity to add commercial and doing a mix shift to that. And they have been incrementally adding lenders over the last 18 months or so. So, we see an opportunity with the team they have in place that are well-seasoned, highly experienced folks, albeit a little bit careful because as we get to know their markets and the Philadelphia market, I think over time we will have a better understanding as to how much production we can do in that market.

But I think I can say this. The commercial lending capabilities that Cape has invested in were a significant consideration we looked at. It’s nice for us to be able to add more than a dozen lenders to our lending base. I think we’ll be able to help them in terms of some more sophisticated cash management products and a little more underwriting infrastructure. So, we’re cautiously optimistic, is the way I would say.

Travis Lan - Keefe, Bruyette & Woods, Inc.—Analyst

Great, okay, that’s helpful. And then you mentioned that tangible common would grow back towards 8.5% or 9%. Does that imply that after the deal you would expect to see more of an earning asset mix shift as opposed to absolute balance sheet growth or you still expect balance sheet growth supported by —?

Christopher Maher - OceanFirst Financial Corporation—CEO

We still expect balance sheet growth. We think the balance sheet growth can continue in the single digit range, which we think is a prudent level of growth for a community bank. So, single digit asset growth, we can support with internally generated capital and we expect to see that. I was just trying to outline the bias towards us both funding organic growth and rebuilding capital a little bit and keeping an active buyback program available if we need to.

Travis Lan - Keefe, Bruyette & Woods, Inc.—Analyst

Sure, got it. And then just last one, or two more. The first is, on the cost saves, does that include some cost saves that maybe Cape had assumed for Colonial that had not yet been taken out by the third-quarter numbers that we’re looking at? Is that in there? Do you know if all of the Colonial cost saves were taken out by the third quarter?

Christopher Maher - OceanFirst Financial Corporation—CEO

I think I can only answer half of that question. We did not count on any future cost saves related to Colonial. I have to confess, on Cape’s third-quarter number, I’m not quite sure. There might have been something but I don’t recall anything.

Travis Lan - Keefe, Bruyette & Woods, Inc.—Analyst

Okay. And last one, just broadly, maybe CRE concentration is coming back as a topic to talk about, maybe how this deal impacts your own CRE concentration levels. And then if you have anymore thoughts on that issue just broadly.

Christopher Maher - OceanFirst Financial Corporation—CEO

Sure. When we look at CRE concentration, obviously we’re well aware, as the market is, of the recent regulatory memorandum regarding commercial real estate concentrations. The most important point I would make is that, as primarily a relationship lender, we take every opportunity to invest in owner-occupied CRE deals. In the OceanFirst portfolio, a little less than half—between 40% and 50%—of our CRE portfolio is owner-occupied. Where we are underwriting the deals on a C&I basis, they carry deposits with them, they tend to carry more favorable pricing and structure dynamics.

That’s the business we emphasize and that’s the business we will continue to emphasize. The exact mix of owner-occupied CRE versus investor CRE, a little tough to say, although I would expect that the combined company, both on a pro forma basis and going forward, will maintain a CRE to capital allowance ratio that is significantly lower than our peer group. We’re already one of the lowest in our peer group and I think we’ll stay in that position.

Travis Lan - Keefe, Bruyette & Woods, Inc.—Analyst Great. All right, thank you guys very much.

Operator

(Operator Instructions)

Our next question comes from Dennis O’Hara with NW Sign Industries.

Dennis O’Hara - NW Sign Industries—Analyst

Yes, good morning, and congratulations on the merger. My question has to do, will the Cape branches and their loan offices be branded to the OceanFirst name?

Christopher Maher - OceanFirst Financial Corporation—CEO

We would expect to do that as part of the integration. We’ve not set a time frame under which we would do that but we would expect to.

Dennis O’Hara - NW Sign Industries—Analyst Very good, thank you.

Operator

(Operator Instructions)

We have a follow-up from Matthew Breese with Piper Jaffrey.

Matthew Breese - Piper Jaffrey-Analyst

Thanks for taking my follow-up. Just one big picture one. Obviously there is concerns around the southern Jersey markets given its weaker economy. The market has historically given banks in that geography somewhat of a lower valuation multiple versus banks located in the central and northern part of the state.

Chris, how did that factor play into the decision to buy Cape? And what were the primary factors that made you say we can offset that with better fundamentals and deposits? What else came into play?

Christopher Maher - OceanFirst Financial Corporation—CEO

We certainly thought about a few things but I think the crux of our decision was would the Combined Company be able to achieve the kind of earnings position that would allow it to earn the appropriate multiples. And when we think about the combined company, we think about a company that has a great funding base, that has a low cost base of operation, has a very good efficiency ratio, and will be able to return at or above peer group requirements for returns on tangible common equity, as well as return on assets.

So, when we look at the combined company, we were comfortable that even though there are some geographic and economic issues in southern New Jersey, the combined company will be able to be a performer in the high end of the peer group. And we figured that if you can perform at the high end of the peer group, eventually hopefully your market value will come to where it needs to.

We expect that there may be some skepticism about that but we’ve done our homework and we’re comfortable that the credit quality is there, that the earnings accretion will be there. And we’re comfortable we can prove that over time. It is one of those questions we asked ourselves a great deal as we went through the process and ultimately determined that there’s no definitive way I can answer that other than to perform, so we intend to perform.

Matthew Breese - Piper Jaffrey-Analyst

Thank you. That’s all I had.

Operator

(Operator Instructions)

This concludes our question-and-answer session. I’d like to turn the conference back over to Mr. Christopher Maher for any closing remarks.

Christopher Maher - OceanFirst Financial Corporation—CEO

All right, thanks, everyone, for joining us this morning. Look forward to talking to you after our earnings release later in the month. Thanks.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.